[Chapman and Cutler LLP Letterhead]

August 5, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 11, 2022 (the “Registration Statement”. The Registration Statement relates to the Innovator Uncapped Accelerated U.S. Equity ETF (the “Fund”), a series of the Trust. The Fund previously filed a comment response letter on July 29, 2022 and August 4, 2022 in response to comments given by the staff of the Commission (the “Staff”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the Fund’s disclosure detailing each Options Package’s respective Accelerated Return Rate does not provide any reduction for the Fund’s annual management fee. The Staff requests the Fund also provide the percentage which shows the reduction of the Fund’s annual fund management fee or explain in supplemental correspondence to the Staff why such information cannot be included.

Response to Comment 1

The Fund does not believe that adding the annual fund management fee to show the Accelerated Return Rate on a net of fees basis is plausible. The Accelerated Return Rate does not show a percentage of gains or losses, but rather represents a multiple of returns sought to be provided by an Options Package once the Accelerated Threshold is exceeded. The Fund is not able to deduct the management fee from a sought-after multiple and further, if it attempted to reflect a multiple net of management fees it would likely be misleading to shareholders. Accordingly, the Fund declines to add the requested disclosure.

Comment 2 – Additional Information About the Fund’s Principal Investment Strategies

The Staff requests the Fund revise the below disclosure to include that such Accelerated Return Rates could be zero.

“There is no guarantee that the Fund, in the future, will provide Accelerated Return Rates at these levels, and the Accelerated Return Rate could be significantly less than indicated above.”

Response to Comment 2

The Fund has revised its disclosure in accordance with the Staff’s comment, as indicated below:

“There is no guarantee that the Fund, in the future, will provide Accelerated Return Rates at these levels, and the Accelerated Return Rate could be significantly less than indicated above, and under certain market conditions, the Accelerated Return Rates could be zero.”

Comment 3 – Additional Information About the Fund’s Principal Investment Strategies

The Staff asks the Fund add the word “potential” when referring to the Accelerated Return Rate in the below disclosure:

“Following the close of business on the expiration date of the FLEX Options in an Options Package, the Fund will file a prospectus supplement that discloses the updated Accelerated Return Rate for the given quarter.”

Response to Comment 3

The Fund has revised its disclosure in accordance with the Staff’s comment, as indicated in the below:

“Following the close of business on the expiration date of the FLEX Options in an Options Package, the Fund will file a prospectus supplement that discloses the updated potential Accelerated Return Rate for the given quarter.”

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren